Exhibit 99.10

Bridgeport Ventures Inc. Announces Assay Results for Rosario, Chile

Toronto, Ontario – March 17, 2011– Bridgeport Ventures Inc. (TSX: BPV) (“Bridgeport” or “the Company”) is announcing the assay results from three drillholes recently completed on the Rosario Property in Chile. The diamond drill program, which commenced on January 6th, 2011, is testing a number of geological and geophysical targets identified during the 2010 drill campaign and during the 2011 ground Induced Polarization and Magnetic Survey.

Four holes have been completed in the program thus far with assays received for drillholes RDDH-013, RDDH-014, and RDDH-015. The best result was obtained in drillhole RDDH-015 which returned 0.62% copper and 0.015 g/t gold over 24m. All significant results, defined as at least 6m with greater than 0.2% copper or 0.5% lead, are summarized in Table 1.

Table 1: Drillhole results for three holes drilled on the Rosario Property.

Drillhole	Depth (m)	From (m)	To (m)	Interval Length (m)	Copper (%)	Gold (g/t)	Lead (%)
RDDH-013	351.0	No significant intercepts
RDDH-014	349.0	102.0	108.0	6.0	0.26	0.004	0.001
RDDH-014		246.0	282.0	36.0	0.02	0.002	0.502
RDDH-015	313.3*	14.0	20.0	6.0	0.73	0.006	0.003
RDDH-015		112.0	136.0	24.0	0.62	0.015	0.001
RDDH-015	Including	116.0	126.0	10.0	1.00	0.024	0.001

Complete results from the drill program are posted on Bridgeport’s website, www.bridgeportventures.net.

Bridgeport’s President and CEO, Ms. Shastri Ramnath said, “We are encouraged by the latest drill results on the Trilladore and Tamara properties. The drill program is expected to continue to the end of April at which time we will re-evaluate the geology in combination with the geophysical surveys and assay results.”

The above program was carried out by Bridgeport geologists under the supervision of Matthew D. Gray, Ph.D., C.P.G. #10688, the Qualified Person for Bridgeport under National Instrument 43-101. Control samples comprised of blanks, standardsand duplicates were included in the sample stream as part of a QA/QC protocol. Drill core recovery exceeded 95%. Dr. Gray reviewed the control sample data and concluded the drillhole data is reliable, that samples collected are representative of the features being drill testedand that the drillhole database meets industry standards for data quality. Dr. Gray verified the technical information contained in this press release. Potential quantity and grade is conceptual in nature. There has been insufficient exploration to define a mineral resource on the Rosario project to date and it is uncertain if further exploration will result in such target being delineated as a resource.

For further information on the Rosario project, please refer to the technical report dated November 27, 2009 as amended December 4, 2009, entitled “Summary Report on the Rosario Copper-Gold Project, Region III, Atacama, Chile” prepared for the Company by Dr. Matthew Gray, available on SEDAR at www.sedar.com.

In January 2011, the Company exercised the option agreement to acquire the Trillador property through the payment of a $25,000 option fee, and drilling operations commenced on the property in February. Due to disappointing results from drilling on the Simonetta property in January, the Company elected to terminate its rights to the property, and wrote off $544,473 of costs associated with the property in the Quarter.

About Bridgeport Ventures

Bridgeport Ventures Inc. (TSX: BPV) is a Canadian mineral exploration company with operations in the Americas. Its strong technical team with local experience has a solid record of discovery and a proven history of mining success. Additional information on Bridgeport can be found at: www.bridgeportventures.net.

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Bridgeport, including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, depending upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

For further information please contact:
Ms. Shastri Ramnath
President and CEO
Tel. (416) 350-2173

Mr. Michael Joyner
Investor Relations
Tel. (416) 722-4925

investorrelations@bridgeportventures.net
www.bridgeportventures.net